Exhibit(d)(6)

SEVERANCE AGREEMENT

      THIS SEVERANCE AGREEMENT (the “Agreement”) is made and entered into this 24th day of January, 2005, by and between Scott G. Christian (“Employee”) and Black Box Corporation, a Delaware corporation (the “Corporation”), and is effective as set forth in Section 17 hereof.

W I T N E S S E T H:

     WHEREAS, Employee is employed by Norstan, Inc., a Minnesota corporation, or one of its wholly-owned subsidiaries (“Norstan”), and is a party to an Employment Agreement by and between Employee and Norstan dated as of February 8, 2004 (the “Existing Employment Agreement”); and

     WHEREAS, the Corporation and SF Acquisition Co., a Minnesota corporation wholly-owned by the Corporation (“Acquisition Co.”), and Norstan are parties to an Agreement and Plan of Merger dated as of December 20, 2004 (the “Merger Agreement”); and

     WHEREAS, the Merger Agreement contemplates the merger (the “Merger”) of Acquisition Co. with and into Norstan pursuant to which Norstan will become a wholly-owned subsidiary of the Corporation at the effective time of the Merger (the “Effective Time”); and

     WHEREAS, the Corporation, from and after the Effective Time, desires that Norstan continue to employ Employee pursuant to the terms and conditions of this Agreement (including the waiver of rights under the Existing Employment Agreement in Section 17 hereof) which is an inducement to the Corporation’s willingness to enter into the Merger Agreement; and

     WHEREAS, Employee desires to be employed by Norstan, from and after the Effective Time, pursuant to the terms and conditions of this Agreement.

     NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties agree as follows:

A G R E E M E N T:

     1. General. The Corporation is principally engaged in the sale and distribution of networking products and provision of networking and voice services including designing, building and maintaining data network systems and voice infrastructure systems (the “Corporation’s Business”). Norstan is principally engaged in the sale and distribution of networking products and provision of networking and voice services including designing, building and maintaining data network systems and voice infrastructure systems. Following the Merger, Employee is to be employed by Norstan as a Vice President and General Manager.

     2. Definitions.

          (A) Change in Control: a Change in Control shall be deemed to occur when and if any Person (meaning any individual, firm, corporation, partnership, trust or other entity, and includes a “group” (as that term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), but excluding Continuing Directors (as defined below) and benefit plans sponsored by the Corporation):

               (1) makes a tender or exchange offer for any shares of the Corporation’s outstanding voting securities at any point in time (the “Corporation Stock”) pursuant to which at least 50% of the outstanding shares of the Corporation Stock is purchased; or

               (2) together with its “affiliates” and “associates” (as those terms are defined in Rule 12b-2 under the Exchange Act) becomes the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of at least 50 percent of the Corporation Stock; or

               (3) the shareholders of the Corporation approve a definitive agreement or plan to merge or consolidate the Corporation with or into another unaffiliated corporation, to sell or otherwise dispose of all or substantially all of its assets, or to liquidate the Corporation; or

               (4) a majority of the members of the Corporation’s Board of Directors (the “Board”) become individuals other than Continuing Directors (as defined below).

          (B) A “Continuing Director” means: (a) any member of the Board as of the Effective Time, and (b) any other member of the Board, from time to time, who was (i) nominated for election by the Board or (ii) appointed by the Board to fill a vacancy on the Board or to fill a newly-created directorship, in each case excluding any individual nominated or appointed (y) at a Board meeting at which the majority of directors present are not Continuing Directors or (z) by unanimous written action of the Board unless a majority of the directors taking such action are Continuing Directors.

          (C) Cause: termination for Cause means termination of employment with Norstan, the Corporation or any subsidiary of the Corporation as a result of: (i) the willful, persistent failure of Employee (after thirty (30) days written notice and an opportunity to cure) to perform his/her material duties hereunder for reasons other than death or disability; (ii) the breach by Employee of any material provision of this Agreement, or (iii) Employee’s conviction of a felony by a trial court of competent jurisdiction, whether or not an appeal is taken.

          (D) “Full Disability” means incapacitation by accident or illness and, as determined under the Long-Term Disability Plan applicable to employees of Norstan, the Corporation or any subsidiary of the Corporation, inability to perform the duties of the position Employee then occupies for a period of 150 consecutive days.

     3. Termination Upon Change of Control or Without Cause. If (a) a Change in Control occurs prior to the three year anniversary of the Effective Time and, within one year following such Change of Control, (i) Employee voluntarily terminates his/her employment because he/she has been reassigned to a position of lesser rank or status or because he/she has been transferred to a location which is more than 25 miles from his/her previous principal place of employment, or because his/her base salary or incentive compensation has been reduced, or because his/her benefits have been reduced (unless such reduction is made uniformly in a plan of general application to all of Norstan’s eligible employees); or (ii) Employee’s employment with Norstan, the Corporation and any subsidiary of the Corporation is terminated by such employers without Cause, (b) prior to a Change of Control, Employee’s employment with Norstan, the Corporation and any subsidiary of the Corporation is terminated by such employers without Cause prior to the one year anniversary of the Effective Time, or (c) Employee’s employment with Norstan, the Corporation and any subsidiary of the Corporation is terminated by such employers without Cause on or after the one year anniversary of the Effective Time, then Employee shall receive the following compensation and benefits:

          (A) The Corporation shall cause Norstan to pay Employee any earned and accrued but unpaid installment of base salary through the date of termination of employment with Norstan, the Corporation and any subsidiary of the Corporation (the “Date of Termination”) at the rate in effect on the Date of Termination and all other unpaid amounts to which Employee is entitled as of the Date of Termination under any compensation plan or program of Norstan including, without limitation, all accrued vacation time; such payments to be made in a lump sum on or before the fifth day following the Date of Termination; and

          (B) In lieu of any further salary payments to Employee for periods subsequent to the Date of Termination, the Corporation shall cause Norstan to pay as liquidated damages to Employee an amount equal to (x) in the case of termination pursuant to the provisions of Section 3(a) or 3(b), the sum of (1) Employee’s annual salary rate in effect as of the Date of Termination and (2) the greater of: (i) the prior year’s actual cash incentive payment to Employee under the cash incentive plan applicable to Employee for that year or (ii) the dollar amount payable at 100 percent of target under the then current cash incentive plan applicable to Employee for the year in which occurs such Date of Termination or (y) in the case of termination pursuant to the provisions of Section 3(c), the greater of (1)

Employee’s annual salary rate in effect as of the Date of Termination or (2) the amount payable under Norstan’s then-current severance policy, such payment to be made in a lump sum on or before the fifth day following the Date of Termination.

     4. Excise Tax. The present value (as defined herein) of the liquidated damages payable to the Employee under Section 3 hereof, and any other payments otherwise payable to the Employee by Norstan on or after a Change in Control, as defined in Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), which are deemed under said Section 280G to constitute “parachute payments” (as defined in Section 280G without regard to Section 280G(b)(2)(A)(ii)), shall be less than three times the Employee’s base amount (as defined herein). In the event that the present value of such payments equals or exceeds such amount, the provisions set forth in this Section 4 will apply, and liquidated damages or other severance benefits payable to the Employee under this Agreement will be made only in accordance with this Section 4 notwithstanding any provision to the contrary in this Agreement.

          (A) Not later than thirty days after the Date of Termination, the Corporation will provide the Employee with a schedule indicating by category the present value of the liquidated damages payable to the Employee under this Agreement, all other benefits payable to the Employee under this Agreement (specifying the paragraph, subparagraph or clause under which each such payment is to be made) and any other payments otherwise payable to the Employee by Norstan on or after the Change in Control, which, in the Corporation’s opinion, constitute parachute payments under Section 280G of the Code. No payments under this Agreement shall be made until after thirty days from the receipt of such schedule by the Employee. At any time prior to the expiration of said thirty-day period, the Employee shall have the right to select from all or part of any category of payment to be made under this Agreement those payments to be made to the Employee in an amount the present value of which (when combined with the present value of any other payments otherwise payable to the Employee by Norstan that are deemed parachute payments) is less than 300 percent of the Employee’s base amount. If the Employee fails to exercise his/her right to make a selection, only a lump sum cash severance payment equal to one dollar less than 300 percent of the Employee’s base amount (reduced by the present value of any other payments otherwise payable to the Employee by Norstan that are deemed parachute payments and increased, to the extent such increase will not cause the payment to be an excess parachute payment under Section 280G of the Code, by interest from the Date of Termination to the date of payment at the Federal short-term rate, compounded annually, promulgated under Section 1274(d) of the Code as effective for the month in which the Date of Termination occurs) shall be made to the Employee on the day after the expiration of the period extending thirty days from his/her receipt of the schedule provided for hereunder, and no other liquidated damages or other benefits under Section 3 of this Agreement shall be paid to the Employee.

          (B) If the Corporation fails to supply the schedule within thirty days of the Date of Termination, then the provisions of this Section 4 shall not apply and Norstan shall be obligated to pay to the Employee the full amount of liquidated damages and other benefits under this Agreement, without regard to this Section 4.

          (C) If the Employee disagrees with the schedule prepared by the Corporation, then the Employee shall have the right to submit the schedule to arbitration in accordance with the provisions of Section 4(F) herein. The period in which the Employee may select his/her benefits under this Agreement shall be extended until fifteen days after a final and binding arbitration award is issued or a final judgment, order or decree of a court of competent jurisdiction is entered upon such arbitration award (the time for appeal therefrom having expired and no appeal having been perfected), and Norstan’s period for paying the Employee’s unpaid benefits under this Agreement shall be extended until ten days thereafter. If the Employee fails to make a selection within said fifteen day period, Norstan shall pay the unpaid benefits within five days following the expiration of the Employee’s fifteen day period.

          (D) For purposes of this Section 4, “present value” means the value determined in accordance with the principles of Section 280 of the Code, and the regulations promulgated under Section 280G of the Code, and “base amount” means the annualized includible compensation for the base period payable to the Employee by the Corporation or any subsidiary of the Corporation and includible in the Employee’s gross income for Federal income tax purposes during the shorter of the period consisting of the most recent five taxable years ending before the date of any Change in Control of the Corporation or the portion of such period during which the Employee was an employee of the Corporation or any subsidiary of the Corporation.

          (E) In the event that Section 280G of the Code, or any successor statute, is repealed, this Section 4 shall cease to be effective on the effective date of such repeal.

          (F) Any controversy regarding the schedule arising out of Section 4(C) shall be settled by arbitration before three arbitrators, and judgment rendered by the arbitrators, or a majority of them, may be entered in any court having jurisdiction thereof. Within thirty days after notice by either party to the other requesting such arbitration, each party shall appoint a disinterested and neutral arbitrator, and the two thus chosen shall appoint a third disinterested and neutral arbitrator. If the two arbitrators so appointed cannot agree upon the appointment of a third arbitrator, then such third arbitrator shall be appointed by the Chief Judge of the United States District Court for the district that then includes the City of Minneapolis. Such arbitration shall be conducted in the City of Minneapolis in conformity with the procedures provided under the Uniform Arbitration Act, as adopted by the State of Minnesota and as then in effect. Except as provided in Section 5 of this Agreement, the parties shall each pay their own expenses in connection with such arbitration and any related proceedings.

     5. Full Settlement. The Corporation’s and Norstan’s obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which the Corporation or Norstan may have against Employee or others. In no event shall Employee be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to Employee under any of the provisions of this Agreement and such amounts shall not be reduced whether or not Employee obtains other employment. If a dispute arises regarding a termination of Employee’s employment after a Change of Control and Employee obtains a final judgment in his/her favor from which no appeal may be taken, whether because the time to do so has expired or otherwise, or his/her claim is settled by the Corporation or Norstan prior to the rendering of such a judgment, all reasonable legal fees and expenses incurred by Employee in contesting or disputing any such termination, in seeking to obtain or enforce any right or benefit provided for in this Agreement or in otherwise pursuing his/her claim will be promptly paid by Norstan with interest thereon at the highest Minnesota statutory rate for interest on judgments against private parties, from the date of payment thereof by Employee to the date of reimbursement to him/her by the Company.

     6. Employment Relationship. Employee understands that his/her employment is on an at-will basis and, subject to the provisions of Section 3 hereof, may be terminated for any reason at any time by Employee, the Corporation or Norstan.

     7. Resolution of Disputes. If there shall be any dispute between Norstan and Employee in the event of any termination of Employee’s employment by Norstan, whether or not the same was termination without Cause, then, unless and until there is a final, nonappealable judgment by a court of competent jurisdiction declaring that such termination was with Cause, the Corporation shall cause Norstan to pay all amounts, and provide all benefits, to Employee and/or Employee’s family or other beneficiaries, as the case may be, that Norstan would be required to pay or provide pursuant to Section 3 as though such termination were by Norstan without Cause; provided, however, that the Corporation shall not be required to cause Norstan to pay any disputed amounts pursuant to this Section except upon receipt of an undertaking by or on behalf of Employee to repay all such amounts to which Employee is ultimately adjudged by such court not to be entitled.

     8. Withholding. The Corporation or Norstan may withhold from any amounts payable under this Agreement the minimum Federal, state or local taxes as shall be required to be withheld pursuant to any applicable law or regulation.

     9. Competition.

          (A) During the period of Employee’s employment with the Corporation or Norstan or any subsidiary of the Corporation, Employee will not, except with the express written consent of the then Chief Executive Officer of the Corporation, become engaged in, or permit Employee’s name to be used in connection with, any business other than the businesses of the Corporation and its subsidiaries, whether or not such other business is a competitive business.

          (B) Employee covenants and agrees that for a period of 24 months after the last day of Employee’s employment with the Corporation, Norstan or any subsidiary thereof (the “Relevant Period”), Employee will not, except with the express written consent of the then Chief Executive Officer of the Corporation, engage directly or indirectly in, or permit his/her name to be used in connection with, any competitive business in the geographic area serviced by the Corporation or its subsidiaries. Employee further covenants and agrees, for the Relevant Period, not to solicit or assist anyone else in the solicitation of, (i) any employee of the Corporation, Norstan or any subsidiary thereof to terminate their employment with the Corporation, Norstan or any subsidiary thereof or to become employed by any business enterprise with which the Employee may then be employed, associated, affiliated or connected or (ii) any customer of the Corporation, Norstan or any subsidiary thereof to terminate their customer relationship with the Corporation, Norstan or any of their subsidiaries thereof or to become a customer of any business enterprise with which the Employee may then be employed, associated, affiliated or connected. Employee further covenants and agrees, for the Relevant Period, not to become employed by any Existing Director (as defined below) or any business enterprise, other than Norstan, with which any Existing Director may then be employed, associated, affiliated or connected (including as a director, member, partner, officer, employee or an owner of more than 5% of the outstanding equity in such business enterprise). An “Existing Director” means: any member of the Board of Directors of Norstan as of the date of this Agreement or the Merger Agreement.

          (C) For the purposes of this Section 9: (i) the phrase, “engage directly or indirectly in” shall encompass: (A) all of Employee’s activities whether on his/her own account or as an employee, director, officer, agent, consultant, independent contractor or partner of or in any person, firm or corporation (other than the Corporation and its subsidiaries), or (B) Employee’s ownership of more than 10% of the voting stock of any corporation, 5% or more of the gross income of which is derived from any business or businesses in which Employee may not then engage; and (ii) the phrase “competitive business” shall mean: (A) the Corporation’s Business and (B) any other business in which the Corporation or its subsidiaries is then engaged.

     10. Confidential Information. Employee agrees that he/she will not, without the prior written consent of the Chief Executive Officer of the Corporation, during the term or after termination of Employee’s employment with the Corporation, Norstan or any subsidiary thereof, directly or indirectly disclose to any individual, corporation, or other entity (other than the Corporation or any subsidiary thereof, their officers, directors, or employees entitled to such information, or to any other person or entity to whom such information is regularly disclosed in the normal course of the Corporation’s Business) or use for his/her own or such another’s benefit, any information, whether or not reduced to written or other tangible form, which:

               a. is not generally known to the public or in the industry;

               b. has been treated by the Corporation or any of its subsidiaries as confidential or proprietary; and

               c. is of competitive advantage to the Corporation or any of its subsidiaries and in the confidentiality of which the Corporation or any of its subsidiaries has a legally protectable interest.

Information which becomes generally known to the public or in the industry, or in the confidentiality of which the Corporation and its subsidiaries cease to have a legally protectable interest, shall cease to be subject to the restrictions of this Section.

     11. Retention Bonus. A retention bonus, in the aggregate amount of $714,000 (the “Retention Bonus”), will be payable in three (3) equal installments of $238,000 on the date which is thirty (30) days after the Effective Time and on each of the first two one-year anniversaries of the Effective Time, provided, however, that Employee’s employment with Norstan, the Corporation or any subsidiary of the Corporation has not been terminated prior to any such payment date. In the event that the Employee’s employment with Norstan, the Corporation and any subsidiary of the Corporation is terminated by such employers without Cause, or due to death or Full Disability, any remaining unpaid installments of the Retention Bonus shall become payable within five (5) days of the Date of Termination.

     12. Successors. This Agreement is binding on, and shall inure to the benefit of Employee and the Corporation, and all successors and assigns of the Corporation. The Corporation will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Corporation to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Corporation would be required to perform it if no such succession had taken place. Failure of the Corporation to obtain such agreement prior to the effectiveness of any such succession shall be a material breach of this

Agreement and shall entitle Employee to any Severance Payment payable pursuant to Section 3 hereof.

     13. Applicable Law. This Agreement will be interpreted, governed and enforced according to the law of the State of Minnesota.

     14. Separability. If any portion of this Agreement is held to be invalid or unenforceable in any respect, Employee and the Corporation agree that such invalid and unenforceable part will be modified to permit the Agreement to be enforced to the maximum extent permitted by the court, with the remaining portions unaffected by the invalidity or unenforceability of any part of this Agreement.

     15. Enforcement. In the event of a breach by Employee of any of the provisions of Sections 9 or 10, the Corporation may, in addition to any other rights and remedies existing in its favor, apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce or prevent any violations of the provisions hereof.

     16. Waiver. This Agreement may be modified, supplemented or amended, and any provision of this Agreement can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such modification, supplement, amendment or waiver is sought.

     17. Effectiveness of Agreement. This Agreement shall become effective at the Effective Time and shall be of no force or effect until the Effective Time, except, effective as of the date of this Agreement, that Employee agrees that the transactions contemplated by the Merger Agreement, including, but not limited to, the tender offer for all outstanding shares of Norstan’s common stock and the Merger (the “Transactions”), shall not be deemed to be a Change of Control for any purpose under the Existing Employment Agreement and Employee forever waives any right to claim (i) that the Transactions have resulted in a Change of Control under the Existing Employment Agreement and (ii) that any successor to Norstan pursuant to the Transactions has not assumed expressly and agreed to perform the Existing Severance Agreement in the same manner and to the same extent that Norstan would be required to perform it if no such succession had taken place.

     18. Complete Agreement. This Agreement contains the entire agreement between the Corporation and Employee as to the subject matter hereof. This Agreement shall not be subject to the terms and conditions of any agreement concerning arbitration or dispute resolution between the Corporation and Employee.

EMPLOYEE ACKNOWLEDGES THAT HE/SHE HAS READ THE ENTIRE CONTENTS OF THIS AGREEMENT AND THAT EMPLOYEE UNDERSTANDS ITS TERMS.

BLACK BOX CORPORATION		EMPLOYEE

By:	/s/ Fred C. Young	/s/ Scott G. Christian

Its:	Chief Executive Officer	Scott G. Christian

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